Exhibit 12
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)
	Three Months Ended March 31, 2006(b)	Six Months Ended June 30, 2006(b)	Nine Months Ended September 30, 2006(b)

	(millions of dollars)
Earnings, as defined:
Net income	$251	$487	$1,013
Income taxes	77	152	383
Fixed charges included in the determination of net income,
as below	173	353	537
Amortization of capitalized interest	3	6	8
Distributed income of equity method investees	26	55	57
Less: Equity in earnings of equity method investees	11	41	83

Total earnings, as defined	$519	$1,012	$1,915

Fixed charges, as defined:
Interest charges	$169	$347	$526
Rental interest factor	4	6	11

Fixed charges included in the determination of net income	173	353	537
Capitalized interest	5	13	21

Total fixed charges, as defined	$178	$366	$558

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.92	2.77	3.43

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	Amounts have been adjusted to reflect the retrospective application of FASB Staff Position AUG AIR-1, "Accounting for Planned Major Maintenance Activities," effective December 31, 2006.